
Location of North-South Section line, through the Titan24 chargeability Anomaly (60 mrad contour).
Phoenix Project
Section Line
NPZ Zone
Phoenix Shaft
F2 Zone
0 250 500 1,000

Figure 1: Plan map of Phoenix Project with location of TITAN 24 section line